Exhibit (g)(5)

BLACKROCK LIQUIDITY FUNDS

AMENDMENT

TO

AMENDED AND RESTATED

CUSTODIAN SERVICES FEE LETTER

This Amendment (the “Amendment”) is made as of the 1st day of June, 2008 by and between BLACKROCK LIQUIDITY FUNDS (the “Company”) and PFPC TRUST COMPANY (“PFPC TRUST”).

BLACKGROUND:

A.	PFPC Trust and the Company entered into an Amended and Restated Custodian Services Fee Letter effective as of October 1, 2007 (the “Fee Letter”) relating to PFPC Trust’s provision of certain custodian services to the Company under the terms of the Amended and Restated Custodian Services Agreement as of February 11, 2004.

B.	The parties desire to amend the Fee Letter as set forth below.

C.	This Background section is incorporated by reference into and made a part of this Amendment.

TERMS:

The parties hereto agree to amend the Fee Letter as follows:

1.	The following is hereby added to the end of the section entitled “Transaction Charges for U.S. Securities” following the entry “Third party foreign exchange”:

“ACH	$2.00”

2.	The first paragraph within the “Miscellaneous” section of the Fee Letter is hereby deleted and replaced with the following:

“With respect to any daily net overdrawn cash balances for the taxable money market Portfolios, a monthly charge shall be assessed based on 125% of the average federal funds rate for that month. With respect to any net positive cash balances for the taxable money market Portfolios, a monthly credit will be given for such Portfolio of 85% of the federal funds rate for that month. With respect only to FedFund, T-Fund, Federal Trust Fund and Treasury Trust Fund Portfolios, if there are residual net credits at the end of each monthly invoice, such credits will carry over to the next month. Any residual net credits existing as of October 31 of each year will be surrendered by such Portfolio.

With respect to any monthly net overdrawn cash balances for a tax-free municipal money market Portfolio, a monthly charge shall be assessed based on 111% of the 90 day T-bill rate for that month. With respect to any monthly net positive cash balances for a tax-free municipal money market Portfolio, a monthly credit will be given for that Portfolio of 90% of the 90-day

T-bill rate for that month. With respect only to MuniFund, MuniCash, California Money Fund and New York Money Fund Portfolios, if there are residual net credits at the end of each monthly invoice, such credits will carry over to the next month. Any residual net credits existing as of October 31 of each year will be surrendered by such Portfolio.”

3.	Except as specifically amended herein, the Fee Letter shall remain unaltered and in full force and effect and is hereby ratified and confirmed.

4.	This Amendment of the Fee Letter constitutes the complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto.

5.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have set their hands by their duly authorized representatives as of the year and date first above indicated.

BLACK LIQUIDITY FUNDS

By:	/s/ Neal J. Andrews

Name:	Neal J. Andrews

Title:	CFO

PFPC TRUST COMPANY

By:	/s/ Edward A. Smith III

Name:	Edward A. Smith III

Title:	Vice-President

2